

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

Via E-Mail
Haitao Liu
President and Chief Executive Officer
US-Dadi Fertilizer Industry International, Inc.
699 Serramonte Blvd Ste 212
Daly City, CA 94015

> **Re:** **US-Dadi Fertilizer Industry International, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 10, 2012**
> **File No. 333-181340**

Dear Haitao Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Financial Statements, page F-14

Notes to Unaudited Financial Statements, page F-18

1.   We note your response to prior comment 6 and, additionally, that your outstanding related party notes payable appear to be significant to your total outstanding liabilities as of September 30, 2012. We further note from your response that you relied upon the guidance in Instruction 1 to Item 404(a) of Regulation S-K to remove the reference to Monica Dong, who is a related party. However, the guidance in the FASB Accounting Standards Codification is applicable to financial statements. As previously requested, please revise your filing to label this notes payable outstanding as of September 30, 2012 as a related party note payable and to provide the disclosures for your related party loans pursuant to the guidance in 850-10-50 and 470-10-50 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3289 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Harold P. Gewerter, Esq.